Nu Horizons
Electronics Corp.







                       Nineteen Ninety-Six Annual Report

Corporate Profile
- --------------------------------------------------------------------------------

Nu Horizons Electronics Corp., listed on the NASDAQ National Market (NUHC), together with its wholly owned subsidiary Nu Horizons/Merit Electronics Corp., is a leading distributor of high technology active components including memory chips, microprocessors, digital and linear circuits, diodes and transistors, to a wide variety of commercial original equipment manufacturers. Nu Horizons is a franchised distributor of components manufactured by many major semiconductor manufacturers.

NIC Components Corp. is a wholly-owned subsidiary of Nu Horizons and is the exclusive North American sales and marketing outlet for the extensive line of passive components manufactured by Nippon Industries Co., Ltd., a leading Japanese component manufacturer. NIC has also established several other manufacturing associations as well as a nationwide network of distributors and is "designed-in" as a qualified source of passive components by over seven thousand original equipment manufacturers.

Nu Horizons International Corp., another wholly-owned subsidiary, is a worldwide export distributor of electronic components.

Nu Visions Manufacturing, Inc., located in Springfield, Massachusetts, a wholly-owned subsidiary of the Company, is a contract assembler of circuit boards, and related electromechanical devices for various OEM's.

Selected Financial Data
- --------------------------------------------------------------------------------


                                                            For The Year Ended
                                  February        February       February       February       February
                                  29, 1996        28, 1995       28, 1994       28, 1993       29, 1992
- ----------------------------------------------------------------------------------------------------------
Income Statement Data:

 Net sales                      $202,803,184    $130,251,554    $92,418,038    $60,507,620    $42,187,636
 Gross profit on sales            48,201,148      30,913,305     24,950,478     15,390,022     10,715,954
 Gross profit percentage                23.8%           23.7%          27.0%          25.4%          25.4%
 Income before provision for
   income taxes                   15,799,592       7,444,147      8,549,534      2,564,335        495,559
 Net income                        9,396,301       4,421,823      5,044,225      1,489,658        296,816
 Earnings per common share:
   Primary                      $       1.14    $        .56    $       .65    $       .20    $       .04
   Fully diluted                $        .97    $        .52    $       .65    $       .19    $       .04

Balance Sheet Data:

 Working capital                $ 57,954,434    $ 36,328,941    $23,792,512    $17,523,791    $12,465,363
 Total assets                     75,459,586      51,972,606     37,448,040     26,083,687     17,849,628
 Long-term debt                   27,094,030      20,580,613      9,339,195      8,079,590      4,279,514
 Shareholders' equity             37,617,703      22,541,916     18,051,985     12,679,681     10,887,624


                                                                           -[1]-

To Our Shareholders

- --------------------------------------------------------------------------------

Fiscal 1996 proved to be the most gratifying year in the Company's history, combining success in both marketing strategies as well as record financial results for the period.

Net sales for the year ended February 29, 1996 increased 56% to a record $202.8 million, eclipsing the previous record of $130.3 million achieved in the prior year. Net income was $9,396,000 or $1.14 per share as compared to $4,422,000 or $.56 per share for the prior year. In addition, selling, general and administrative expenses, as a percent of sales, improved for the fifth consecutive year, from 17% in fiscal 1995 to 15% in fiscal 1996.

Our balance sheet continued to strengthen as a result of our operating performance. At year end, the Company enjoyed a current ratio of 6.4:1 with working capital of approximately $57.9 million. Shareholder equity increased to a record $37.6 million as compared to $22.5 million a year earlier.

Momentum has been maintained during the first quarter of fiscal 1997, generating record sales of $57.3 million, the highest level of sales for any quarter in the Company's history. Sales for the comparable quarter of fiscal 1996 were $44.7 million. We continue to be optimistic about the results for all of fiscal 1997, however, the gains for the first quarter may not be indicative of full year results.

The electronic component distribution industry appears to be continuing its trend of consolidation and mergers. The largest suppliers are increasingly turning to financially strong nationally oriented distributors. This development should continue to reward distributors who are able to react quickly to a changing marketplace through the utilization of innovative strategies and convenient solutions for both their customers and suppliers.

 -[2]-

- --------------------------------------------------------------------------------

We believe that our strategy for growth encompasses the elements required for continued success. Efforts made toward geographical expansion over the last several years have resulted in our becoming a national distributor with nineteen sales offices, two stocking locations (East and West coasts), over four hundred employees and three additional sales locations planned for fiscal 1997. This has given us the ability to continue to attract major new suppliers. For example, we have recently entered into a national distribution agreement with Sun Microsystems Inc. This agreement is expected to provide exciting opportunities in the future in connection with the distribution of Sun's new JAVA technology products in addition to their current product line.

We continue to focus on a higher margin proprietary product mix as well as customer and value added services within the core business of distributing active and passive components. Upgrading those services with the latest technology includes, for example, implementation of a full on-line Electronic Data Interchange (EDI) capability for the convenience of those customers who may benefit from its use.

The Company has also established a web site on the Internet
(http://www.NUHORIZONS.com/). The web site is intended to be informative as to who, where and what we are, and, more importantly, allows a customer who might need detailed product information to browse our inventory, obtain specifications, determine availability, etc., at the customer's convenience.

We are continuing our commitment to maintaining the highest quality standards and are pleased to announce that NIC Components Corp., and Nu Visions Manufacturing, Inc., two wholly-owned subsidiaries of the Company, have both achieved ISO 9002 quality registration during fiscal 1996. Nu Horizons achieved this registration in fiscal 1995. ISO 9002 is the international quality standard which is increasingly becoming a requirement to qualify as a supplier to a substantial number of customers in the marketplace.

Nu Visions Manufacturing, Inc., our sub-contract manufacturing subsidiary, experienced improved performance in fiscal 1996, but continued to incur a net loss for the period. We remain confident that this segment of the business will contribute to our overall profitability in the near future.

Nu Horizons is experiencing exciting growth with even greater potential. While we focus on developing new opportunities, we continue to fine tune existing operations to improve profitability, enhance shareholder value and become increasingly valuable to our customers and suppliers.

In conclusion, we would like to thank our employees, customers and suppliers for their contributions to our success and to our shareholders for their continuing support.



Irving Lubman
Chairman of the Board



Arthur Nadata
President, Treasurer and Director



Richard Schuster
Vice President, Secretary and Director

                                                                           -[3]-

Review of Operations
- --------------------------------------------------------------------------------

Electronic components have become pervasive in an ever widening array of products so numerous they cannot all be listed here. This trend, coupled with the increasing use of computers and interactive media applications, has resulted in a stunning growth for the industry.

The record sales and earnings for Nu Horizons Electronics Corp. in fiscal 1996 is a result of carefully developed operating strategies designed to maximize the Company's participation in this impressive industry development.

First and foremost is the Company's ability to aggressively react to the complete product and technical needs of its customers. Furthermore, strong franchised product lines, technical expertise, a physical presence nationwide, diversity and depth of inventory and a knowledge of specific product availability or satisfactory alternatives have rewarded Nu Horizons with an exceptional reputation among end-users.

This is management's business philosophy, diligently employed throughout many years in the industry, and one that will continue to be the cornerstone of the Company's future operating policy.

Nu Horizons Electronics Corp. is divided into five operating divisions. Nu Horizons and its wholly owned subsidiary, Nu Horizons/Merit Electronics Corp., distribute a wide variety of semiconductor (active) components to commercial original equipment manufacturers (OEM's). NIC Components Corp., a wholly owned subsidiary, is the exclusive outlet in North America for Nippon Industries Co., Ltd.'s line of passive components. Combined, the product mix of these three divisions represent nearly two-thirds of the electronic components that are used throughout the industry. Nu Horizons International Corp., another wholly owned subsidiary, markets electronic products directly to overseas customers. Nu Visions Manufacturing, Inc., a wholly owned subsidiary, provides complete electronic industrial contract manufacturing services.

Nu Horizons

Nu Horizons and Nu Horizons/Merit distribute semiconductor components throughout the United States with sales facilities in nineteen locations and stocking facilities on both the East and West coasts. The Company intends to continue its aggressive sales and marketing approach in fulfilling its commitment to become a leading national distributor through the continued expansion of the Company's sales force, engineering staff, product support personnel and geographic presence.

In addition, the Company's commitment to quality control has resulted in its registration to the ISO 9002 quality standard. Nu Horizons has franchise agreements with over fifty manufacturers covering both commodity type semiconductors as well as specialty niche advanced technology products empha-

- -[4]-

- --------------------------------------------------------------------------------

sizing low power, high speed and small packages. The Company's franchise agreements authorize it to sell all or part of the products of a manufacturer on a non-exclusive basis. A franchise agreement may be cancelled by either party upon written notice.

Nu Horizons International

Nu Horizons International Corp. is an export distributor of active electronic components. International's sales are made through authorized sales representatives and by in-house sales personnel.

NIC Components Corp.

NIC Components Corp. is a leading provider of passive components, including resistors, capacitors, thermistors, inductors and potentiometers under its own label. NIC markets its products through independent sales representatives, distributors and its own in-house sales people. The Company believes that NIC has a reputation for high quality leading edge technology as evidenced by the thousands of OEM's who are either using or designing in its products. NIC's distributor network includes 10 of the top 50 distributors in North America.

NIC is continuing to expand this product line to offer its customers the most complete passive component lineup in our industry today under one label. NIC is in the forefront of marketing several new lines of surface mount Aluminum Electrolytic Capacitors which offer unique features that should provide new avenues for increased market penetration in virtually all industry segments.

NIC's marketing strategy is to compete in the high quality, advanced technology components arena. The engineering department has also been expanded to better service the more technically advanced manufacturers. The passive components market continues to show steady growth and NIC is a major factor in this field.

Nu Visions Manufacturing

Nu Visions Manufacturing, Inc., located in a state-of-the-art facility in Springfield, Massachusetts, provides complete turnkey or kitted assembly services to various OEM's. Surface mount circuit board assembly equipment includes state-of-the-art automatic screening, pick and place and reflow convection oven equipment.

Automatic through-hole circuit board insertion equipment includes parts sequencing, DIP insertion, axial lead component insertion, dual wave soldering and aqueous cleaning.

In addition, full GenRad test and repair facilities offer our customers unsurpassed quality and reliability in their finished goods.

Nu Visions offers its contract assembly services to all of Nu Horizon's existing distribution customers, as well as separate contract assembly customers. As a result, this is expected to facilitate increasing our market penetration to all segments of the electronics industry.

                                                                           -[5]-

Management's Discussion and Analysis of Financial Condition
and Results of Operations
- --------------------------------------------------------------------------------

Fiscal Year 1996 versus 1995

Introduction:

        Nu Horizons Electronics Corp. (the "Company") and its wholly-owned subsidiaries, Nu Horizons/Merit Electronics Corp. ("Merit"), NIC Components Corp. ("NIC") and Nu Horizons International Corp. ("International"), are engaged in the distribution of high technology active and passive electronic components to a wide variety of original equipment manufacturers ("OEM's") of electronic products. Active components distributed by the Company include semiconductor products such as memory chips, microprocessors, digital and linear circuits, microwave/RF and fiberoptic components, transistors and diodes. Passive components distributed by NIC, principally to OEM's and other distributors nationally, consist of a high technology line of chip and leaded components including capacitors, resistors and related networks.
        Nu Visions Manufacturing, Inc. ("NUV") located in Springfield, Massachusetts, another subsidiary of the Company, is a contract assembler of circuit boards, harnesses and related electromechanical devices for various OEM's.
        The financial information presented herein includes: (i) Balance sheets as of February 29, 1996 and February 28, 1995; (ii) Statements of income for the twelve month periods ended February 29, 1996 and February 28, 1995 and 1994
(iii) Statements of cash flows for the twelve month periods ended February 29, 1996 and February 28, 1995 and 1994; (iv) Consolidated changes in stockholder's equity for the twelve month periods ended February 29, 1996 and February 28, 1995 and 1994.

Results of Operations:
        Net sales for the year ended February 29, 1996 aggregated $202,803,184 as compared to $130,251,554 for the year ended February 28, 1995, an increase of 56%. Management attributes the increase in sales for the period to the following reasons: Approximately $3,303,000 or 4.6% of the overall increase resulted from incremental sales at the Nu Visions Manufacturing subsidiary. Approximately $12,807,000 or 17.6% of the overall increase resulted from incremental sales relative to the newer California segment of the distribution business which the Company owned for ten months during fiscal 1995. The balance of the overall increase, approximately $56,441,000 or 77.8%, resulted from incremental sales generated by the East Coast core distribution business and NIC passive component business as a whole, through greater market penetration and continued economic strength in the electronic component industry.
        Gross profit margin as a percentage of net sales was 23.8% for the year ended February 29, 1996 as compared to 23.7% for the year ended February 28, 1995. Management attributes the relative stabilization of profit margins during these periods primarily to a settling effect in the marketplace subsequent to the down ward adjustment in calendar 1994. Although the Company expects that these conditions will continue, as long as current market trends prevail, no assurances can be given in this regard.
        Operating expenses increased by $8,283,222 to $30,377,380 for the year ended February 29, 1996 from $22,094,158 for the year ended February 28, 1995, an increase of approximately 37%. As a percentage of net sales, operating expenses declined from 17% in fiscal 1995 to 15% in fiscal 1996, as sales grew more rapidly than operating expenses. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $7,319,000 or approximately 88% of the increases were for personnel related costs - commissions, salaries, travel and fringe benefits. These increases were required to produce the increased sales which were achieved during the past fiscal year. The remaining increase of approximately $964,000 or approximately 12% of the total increment is a result of increases in various other operating costs to support the increase in net sales for the period.

        Interest expense increased by $639,698 from $1,387,019 for the year ended February 28, 1995 to $2,026,717 for the year ended February 29, 1996. This increase was primarily due to higher average borrowings resulting from an increase in the Company's inventory and accounts receivable required to support the 56% increase in sales volume mentioned above. See the liquidity and capital resources discussion below.

- --------------------------------------------------------------------------------
INTEREST COSTS                                      For The Fiscal Years Ended
                                                    February          February
                                                    29, 1996          28, 1995
- --------------------------------------------------------------------------------
Revolving Bank Credit                               $  916,226      $  716,707
Sub. Convert. Notes                                  1,110,491         670,312
                                                    ----------      ----------
Total Interest Expense                              $2,026,717      $1,387,019
- --------------------------------------------------------------------------------

        Net income for the year ended February 29, 1996 was $9,396,301 or $.97 per share, fully diluted, as compared to $4,421,823 or $.52 per share fully diluted, for the year ended February 28, 1995. The increase in earnings is primarily due to increased sales volume net of higher operating expenses.

Liquidity and Capital Resources:
        The Company ended its 1996 fiscal year with working capital and cash aggregating approximately $57,954,000 and $874,000, respectively at February 29, 1996 as compared to approximately $36,329,000 and $499,000 respectively, at February 28, 1995. The Company's current ratio at February 29, 1996 was 6.4:1. The Company believes that its financial position at February 29, 1996 will enable it to take advantage of any new opportunities that may arise.
        On April 8, 1996, subsequent to the balance sheet date, the Company entered into a new amended and restated unsecured revolving line of credit, which currently provides for maximum borrowings of $25,000,000 at the bank's prime rate, through April 8, 2000. At February 29, 1996, $17,300,000 was outstanding under this line of credit as compared to $4,400,000 at February 28, 1995.
        In a private placement completed on August 31, 1994, the Company issued $15 million principal amount of Subordinated Convertible Notes, which are due in $5,000,000 increments on August 31, 2000, 2001 and 2002. The notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The notes bear interest at 8.25%, payable quarterly on November 15, February 15, May 15 and August 15. The notes are convertible into shares of common stock at a conversion price of $9.00 per share. The cost of issuing these notes was $521,565 and is being amortized over the life of the notes. As of February 29, 1996, $6,000,000 of the notes have been converted into 666,666 shares of common stock and $9,000,000 principal amount of subordinated convertible notes remained outstanding.
        On April 19, 1996, subsequent to the balance sheet date $1,491,003 of the notes were converted into $165,667 shares of common stock and $7,508,997 principal amount of subordinated convertible notes remain outstanding as of May 17, 1996.
        The Company has experienced an overall shortfall in operating cash flow over the last eight fiscal quarters primarily due to the approximate fifty-six percent increase in sales for the current fiscal year and the approximately forty-one percent increase in sales in fiscal 1995. As a result of this sales growth the Company has been required to finance increased levels of accounts receivable and inventory which exceed the amounts that can be supported by operating cash flows. The short fall in operating cash flow has been supplemented through the issuance of the subordinated convertible notes and the utilization of the unsecured bank credit line as described above.

 -[6]-

- --------------------------------------------------------------------------------

        While the Company cannot predict that growth will continue at the same rate experienced over the last two fiscal years, management is planning for substantial growth over the ensuing twelve month period which more than likely will result in a continued shortfall in operating cash flow. The Company anticipates that its capital resources provided by its bank line of credit will be sufficient to meet its financing requirements during that period.

Inflationary Impact:
        Since the inception of operations, inflation has not significantly affected the operating results of the Company. However, inflation and changing interest rates have had a significant effect on the economy in general and therefore could affect the operating results of the Company in the future.

Fiscal Year 1995 versus 1994

Results of Operations
        Net sales for the year ended February 28, 1995 aggregated $130,251,554 as compared to $92,418,038 for the year ended February 28, 1994, an increase of 41%. Management attributes the increase in sales for the period to the following reasons: Approximately $13,845,000 or 37% of the overall increase resulted from the inception of distribution operations, as of April 1, 1994, of the new "MERIT" subsidiary located in San Jose, California. Approximately $1,328,000 or 3% of the overall increase resulted from incremental sales increases achieved at the Nu Visions Manufacturing subsidiary. The balance of the increase, approximately $22,661,000 or 60% of the overall increase, resulted from incremental sales generated by the core distribution business through greater market penetration and continuing economic strength in the electronic industry.
        Gross profit margin as a percentage of net sales was 23.7% for the year ended February 28, 1995 as compared to 27% for the year ended February 28, 1994. Management attributes this lower profit margin primarily to a downward correction in selling prices in the marketplace during the period ended February 28, 1995 and a greater volume of larger orders at lower gross profit margins.
        Operating expenses increased $6,185,668 to $22,094,158 for the year ended February 28, 1995 from $ 15,908,490 for the year ended February 28, 1994, an increase of approximately 39%. As a percentage of net sales, operating expenses declined from 17.2% in fiscal 1994 to 16.9% in fiscal 1995. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $5,540,000 or approximately 90% of the increases were for personnel related costs - commissions, salaries, travel, fringe benefits and the addition of the San Jose California distribution facility and sales branches in Dallas, Texas, Austin, Texas and Edina, Minnesota. These increases were required to produce the increased sales which were achieved during the past fiscal year. The remaining increase of approximately $645,000 or approximately 10% of the total increment is a result of increases in various other operating costs to support the increase in net sales for the period.
        Interest expense increased $850,428 from $536,591 for the year ended February 28, 1994 to $1,387,019 for the year ended February 28, 1995. This increase was primarily due to higher average borrowings resulting from an increase in the Company's inventory and accounts receivable resulting from the increase in sales volume and debt incurred in connection with the Merit acquisition, as well as higher interest rates during the period.
        Net income for the year ended February 28, 1995 was $4,421,823 or $.52 per share, fully diluted, as compared to $5,044,225 or $.65 per share, fully diluted, for the year ended February 28, 1994. The decrease in earnings is primarily due to lower gross profit margins and higher operating expenses, partially offset by the increase in sales volume.

Report of Management
- --------------------------------------------------------------------------------

        The management of Nu Horizons Electronics Corp. is responsible for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles and for the integrity and objectivity of all the financial data included in this annual report. In preparing the financial statements, management makes informed judgements and estimates as to the expected effects of events and transactions currently being reported.
        To meet this responsibility, the Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded, and that transactions are properly executed and recorded. The system includes policies and procedures, and reviews by officers of the Company.
        The Board of Directors, through its Audit Committee, is responsible for determining that management fulfills its responsibility with respect to the Company's financial statements and the system of internal accounting controls.
        The Audit Committee is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants and officers of the Company to monitor the activities of each.
        Lazar, Levine & Company LLP, the independent accountants, have been selected by the Board of Directors to examine the Company's financial statements. Their report appears herein.



Paul Durando
Vice President, Finance



Arthur Nadata
President



                                                                           -[7]-

NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
Consolidated Balance Sheets
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                        February        February
                                                        29, 1996        28, 1995
- --------------------------------------------------------------------------------
Assets
Current Assets:
  Cash (including time deposits)                     $   874,267     $   498,919
  Accounts receivable-net of allowance for
     doubtful accounts of $1,509,802 and $898,359
     for 1996 and 1995, respectively                  30,005,182      20,786,943
  Inventories                                         36,808,915      22,255,545
  Prepaid expenses and other current assets            1,013,923       1,637,611
- --------------------------------------------------------------------------------
Total Current Assets                                  68,702,287      45,179,018
Property, Plant and Equipment -- Net (Notes 4 and 7)   3,439,804       3,141,054
Other Assets
  Cost in excess of net assets acquired-net            2,066,180       2,223,104
  Other assets (Note 5)                                1,251,315       1,429,430
- --------------------------------------------------------------------------------
                                                     $75,459,586     $51,972,606
- --------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current Liabilities:
  Accounts payable                                   $ 7,898,757     $ 6,286,579
  Accrued expenses                                     2,254,878       2,201,006
  Current portion of long-term debt (Note 7)             373,930         311,063
  Income taxes (Note 10)                                 220,288           7,743
  Other current liabilities                                   --          43,686
- --------------------------------------------------------------------------------
Total Current Liabilities                             10,747,853       8,850,077
- --------------------------------------------------------------------------------
Long Term Liabilities:

  Deferred income taxes (Note 10)                        115,577         585,209

  Revolving credit line (Note 6)                      17,300,000       4,400,000

  Long-term debt (Note 7)                                678,453         595,404

  Subordinated convertible notes (Note 8)              9,000,000      15,000,000
- --------------------------------------------------------------------------------
Total Long Term Liabilities                           27,094,030      20,580,613
- --------------------------------------------------------------------------------
Commitments and Contingencies (Notes 6, 11,
 12 and 13)
Shareholders' Equity (Note 9):
  Preferred stock, $1 par value, 1,000,000
    shares authorized; none issued or
    outstanding                                               --              --
  Common stock, $.0066 par value, 20,000,000
    shares authorized; 8,423,137 and
    7,732,051 shares issued and outstanding
    for 1996 and 1995, respectively                       55,593          51,032
  Additional paid-in capital                          16,821,502      10,726,727
  Retained earnings                                   21,160,458      11,764,157
- --------------------------------------------------------------------------------
                                                      38,037,553      22,541,916
  Less:  loan to ESOP (Notes 7 and 11)                   419,850              --
- --------------------------------------------------------------------------------
                                                      37,617,703      22,541,916
- --------------------------------------------------------------------------------
                                                     $75,459,586     $51,972,606
- --------------------------------------------------------------------------------

See notes to consolidated financial statements.

 -[8]-

NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
Consolidated Statements of Income
- --------------------------------------------------------------------------------


                                                           For The Year Ended
- ----------------------------------------------------------------------------------------
                                                 February        February       February
                                                 29, 1996        28, 1995       28, 1994
- ----------------------------------------------------------------------------------------
Net Sales                                    $202,803,184    $130,251,554    $92,418,038
- ----------------------------------------------------------------------------------------
Costs and Expenses:
 Cost of sales (Note 13)                      154,602,036      99,338,249     67,467,560
 Operating expenses                            30,377,380      22,094,158     15,908,490
 Interest expense                               2,026,717       1,387,019        536,591
 Interest income                                   (2,541)        (12,019)       (44,137)
- ----------------------------------------------------------------------------------------
                                              187,003,592     122,807,407     83,868,504
- ----------------------------------------------------------------------------------------
Income Before Provision For Income Taxes       15,799,592       7,444,147      8,549,534
 Provision for income taxes (Note 10)           6,403,291       3,022,324      3,505,309
- ----------------------------------------------------------------------------------------
Net Income                                   $  9,396,301    $  4,421,823    $ 5,044,225
- ----------------------------------------------------------------------------------------
Earnings Per Share (Note 2i):
 Primary                                     $       1.14    $        .56    $       .65
- ----------------------------------------------------------------------------------------
 Fully diluted                               $        .97    $        .52    $       .65
- ----------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                                           -[9]-

NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity
- -------------------------------------------------------------------------------


                                                    Common Stock    Additional                                        Total
                                          Common       Dividend        Paid-In       Retained      Loan To    Shareholders'
                               Shares      Stock        Payable        Capital       Earnings         ESOP           Equity
- ---------------------------------------------------------------------------------------------------------------------------
Balance at
 February 28, 1993            4,809,246   $48,092      $ 2,403      $10,471,496    $ 2,298,109    $(140,419)    $12,679,681
Stock dividend distributed      240,319     2,403       (2,403)              --             --           --              --
Exercise of stock
 options and warrants           113,670       930           --          227,396             --           --         228,326
Repayment from ESOP                  --        --           --               --             --       99,753          99,753
Stock split                   2,550,399      (515)          --              515             --           --              --
Net income                           --        --           --               --      5,044,225           --       5,044,225
- ---------------------------------------------------------------------------------------------------------------------------
Balance at
 February 28, 1994            7,713,634    50,910           --       10,699,407      7,342,334      (40,666)     18,051,985
Exercise of stock options        18,417       122           --           27,320             --           --          27,442
Repayment from ESOP                  --        --           --               --             --       40,666          40,666
Net income                           --        --           --               --      4,421,823           --       4,421,823
- ---------------------------------------------------------------------------------------------------------------------------
Balance at
 February 28, 1995            7,732,051    51,032           --       10,726,727     11,764,157           --      22,541,916
Exercise of stock options        24,420       161           --           99,175             --           --          99,336
Conversion of subordinated
 convertible notes              666,666     4,400           --        5,995,600             --           --       6,000,000
Loan to ESOP                         --        --           --               --             --     (559,800)       (559,800)
Repayment from ESOP                  --        --           --               --             --      139,950         139,950
Net income                           --        --           --               --      9,396,301           --       9,396,301
- ---------------------------------------------------------------------------------------------------------------------------
Balance at
 February 29, 1996            8,423,137   $55,593      $    --      $16,821,502    $21,160,458    $(419,850)    $37,617,703
- ---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements



- --[10]--

NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
- -------------------------------------------------------------------------------


                                                                              For The Year Ended
- ----------------------------------------------------------------------------------------------------------------
                                                                    February          February          February
                                                                    29, 1996          28, 1995          28, 1994
- ----------------------------------------------------------------------------------------------------------------
Increase (Decrease) In Cash and Cash Equivalents:
Cash flows from operating activities:
 Cash received from customers                                   $ 192,949,945     $ 125,991,043     $ 88,245,555
 Cash paid to suppliers and employees                            (196,045,525)     (124,980,742)     (85,752,410)
 Interest received                                                      2,541            18,991           47,037
 Interest paid                                                     (2,026,717)       (1,387,019)        (536,591)
 Income taxes paid                                                 (6,034,790)       (5,770,418)      (1,744,114)
- ----------------------------------------------------------------------------------------------------------------
   Net cash provided by (used by)operating activities             (11,154,546)       (6,128,145)         259,477
- ----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Capital expenditures                                              (1,055,558)         (602,746)        (827,629)
 Purchase of stock for ESOP                                          (559,800)               --               --
 Purchase of Merit Electronics -- net of cash acquired                     --        (5,753,022)              --
- ----------------------------------------------------------------------------------------------------------------
   Net cash (used by) investing activities                         (1,615,358)       (6,355,768)        (827,629)
- ----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Borrowings under revolving credit line                            65,000,000        66,090,000       20,050,000
 Repayments under revolving credit line                           (52,100,000)      (69,790,000)     (18,550,000)
 Principal payments of long-term debt                                (413,884)         (468,917)        (355,164)
 Proceeds from exercise of employee stock options                      99,336            27,442          228,326
 Proceeds from long-term debt                                         559,800                --               --
 Proceeds from subordinated debt                                           --        15,000,000               --
- ----------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                       13,145,252        10,858,525        1,373,162
- ----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                  375,348        (1,625,388)         805,010
Cash and cash equivalents, beginning of year                          498,919         2,124,307        1,319,297
- ----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                          $     874,267     $     498,919     $  2,124,307
- ----------------------------------------------------------------------------------------------------------------

Reconciliation Of Net Income To Net Cash Provided By Operating Activities:

Net income                                                            $  9,396,301   $  4,421,823   $  5,044,225
- ----------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to
 net cash provided by (used by) operating activities:
 Depreciation and amortization                                           1,169,816        886,235        535,794
 Bad debts                                                                 635,000        442,500        409,000
 Contribution to ESOP (compensation)                                       139,950         40,666         99,753
Changes in assets and liabilities:
 (Increase) in accounts receivable                                      (9,853,239)    (4,260,511)    (4,172,483)
 (Increase) in inventories                                             (14,553,370)    (3,566,701)    (6,239,178)
 (Increase) decrease in prepaid expenses and other current assets          623,688     (1,183,805)      (193,494)
 (Increase) in other assets                                                (77,969)    (1,277,857)       (71,353)
 Increase (decrease) in accounts payable and accrued expenses            1,666,050       (354,525)     3,105,867
 Increase (decrease) in income taxes                                       212,545     (1,625,045)     1,255,853
 Increase (decrease) in other current liabilities                          (43,686)        34,361        (19,848)
 Increase (decrease) in deferred taxes                                    (469,632)       314,714        505,341
- ----------------------------------------------------------------------------------------------------------------
   Total adjustments                                                   (20,550,847)   (10,549,968)    (4,784,748)
- ----------------------------------------------------------------------------------------------------------------
Net cash provided by (used by) operating activities                   $(11,154,546)  $ (6,128,145)   $   259,477
- ----------------------------------------------------------------------------------------------------------------

Non-Cash Financing Activities:
During the year ended February 29, 1996 the subordinated debt-holder (see Note
8) converted $6,000,000 of debt into 666,666 shares of the Company's common stock.

See notes to consolidated financial statements.


                                                                          -[11]-

NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Three Years Ended February 29, 1996
- -------------------------------------------------------------------------------

1.   Organization:

     Nu Horizons Electronics Corp. and its subsidiaries, NIC Components Corp., and Nu Horizons International Corp., were incorporated in the State of New York on October 22, 1982, November 8, 1982, and December 8, 1986, respectively. Nu Visions Manufacturing, Inc. was incorporated in the State of Massachusetts on August 9, 1991. On April 15, 1987, Nu Horizons Electronics Corp. was reincorporated in the State of Delaware. On April 18, 1994, Nu Horizons/Merit Electronics Corp. was incorporated in the State of Delaware, for the express purpose of acquiring the business of Merit Electronics, Inc. See Note 3 of these Notes for further information. All companies are wholesale distributors throughout the United States or export distributors of electronic components, except for Nu Visions Manufacturing, which is a contract assembler of circuit boards and various electromechanical devices.

2.  Summary of Significant Accounting Policies:

a.  Principles of Consolidation:
    The consolidated financial statements include the accounts of Nu Horizons Electronics Corp., (the "Company") and its wholly-owned subsidiaries, NIC Components Corp. ("NIC"), Nu Horizons/Merit Electronics Corp. ("NUM"), Nu Visions Manufacturing, Inc. ("NUV") and Nu Horizons International Corp. ("International"). All material intercompany balances and transactions have been eliminated.

b.   Use of Estimates:
     In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

c.   Concentration of Credit Risk:
     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.
     The Company maintains, at times, deposits in federally insured financial institutions in excess of federally insured limits. Management attempts to monitor the soundness of the financial institution and believes the Company's risk is negligible.
     Concentrations with regard to accounts receivable are limited due to the Company's large customer base.

d.   Inventories:
     Inventories, which consist primarily of goods held for resale, are stated at the lower of cost (first-in, first-out method) or market.

e.   Depreciation:
     Depreciation is provided using the straight-line method as follows:
- --------------------------------------------------------------------------------
Building and improvements                                               25 years
Transportation equipment                                                 3 years
Office equipment                                                         5 years
Furniture and fixtures                                                   5 years
Computer equipment                                                       5 years
- --------------------------------------------------------------------------------

     Maintenance and repairs are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition, the associated cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in operations.

f.   Income Taxes:
     The Company has elected to file a consolidated federal income tax return with its subsidiaries. Deferred income taxes are provided for on the timing differences for certain items which are treated differently for tax and financial reporting purposes. These items include depreciation of fixed assets, inventory capitalization valuations and the recognition of bad debt expense.
     International has elected under Section 995 of the Internal Revenue Code to be taxed as an "Interest Charge Disc". Based upon these rules, income taxes are paid when International distributes its income to the parent company. Until distributions are made, the parent company pays interest only on the deferred tax liabilities. International's untaxed income at February 29, 1996 approximates $2,600,000.
     The Company adopted SFAS No. 109, Accounting For Income Taxes ("SFAS 109"), for the year ended February 28, 1993. SFAS 109 requires use of the asset and liability approach of providing for income taxes and required implementation no later than for years beginning after December 15, 1992. Management of the Company believes that the adoption of SFAS No. 109 had no material effect on the financial statements.

g.   Goodwill:
     Costs in excess of net assets acquired (see Note 3) are being amortized on a straight-line basis over fifteen years. For the year ended February 29, 1996, amortization of goodwill aggregated $287,694.
     The Company periodically reviews the valuation and amortization of goodwill to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.

h.   Cash and Cash Equivalents:
     For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

i.   Earnings Per Common Share:
     Primary earnings per share has been computed on the basis of the weighted average number of common shares and common equivalent shares outstanding during each period presented. All shares held by the Employee Stock Ownership Plan (see
Note 11) are included in outstanding shares. Fully diluted earnings per common share has been computed assuming conversion of all dilutive stock options and convertible debt. All per share amounts have been retroactively restated for all periods presented - see Note 9 regarding stock dividends and three for two stock split.
The following average shares were used for the computation of primary and fully diluted earnings per share:

- --------------------------------------------------------------------------------
                                        1996              1995              1994
- --------------------------------------------------------------------------------
Primary                            8,236,249         7,847,677         7,774,440
Fully diluted                     10,410,699         9,279,297         7,814,605
- --------------------------------------------------------------------------------

j.   Reclassifications:
     Certain prior year information has been reclassified to conform to the current year's reporting presentation.

k.   Accounting Changes:
     As permitted by SFAS No. 123, Accounting for Stock-based Compensation, which becomes effective for the Company as of March 1, 1996, and which encourages companies to record expense for stock options and other stock-based employee compensation awards based on their fair value at date of grant, Nu Horizons will continue to apply its current accounting policy under Accounting Principles Board Opinion No. 25 and will include the necessary disclosures in its fiscal 1997 financial statements.

- -[12]-

- --------------------------------------------------------------------------------

3.   Acquisition:

     Effective April 1, 1994, Nu Horizons/Merit Electronics Corp., a newly formed subsidiary of the Company, acquired substantially all of the assets and assumed certain liabilities of Merit Electronics Corp., an electronic component distributor, located in San Jose, California. The $6,000,000 cost of the acquisition was paid in cash and was financed through a borrowing of the same amount under the Company's revolving line of credit (see Note 6).
     This acquisition was accounted for using the purchase method of accounting. The Company's consolidated statement of earnings did not include the revenues and expenses of Nu Horizons/Merit until April 1, 1994. The operations of Nu Horizons/Merit after April 1, 1994 are reflected for the fiscal years ended February 28, 1995 and February 29, 1996. The following pro forma results were developed assuming the acquisition had occurred at the beginning of the earliest period presented.

- --------------------------------------------------------------------------------
Pro Forma Year Ended
(Unaudited)                            February 28, 1995       February 28, 1994
- --------------------------------------------------------------------------------
Net sales                                   $131,914,000            $107,507,000
Net earnings                                   4,426,000               5,484,000
Earnings per share                          $        .56            $        .71
- --------------------------------------------------------------------------------

     This unaudited pro forma sales and earnings information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place on March 1, 1993, nor are they necessarily indicative of results that may occur in the future.

4.   Property, Plant and Equipment:

     Property, plant and equipment, which is reflected at cost, consists of the following:

- --------------------------------------------------------------------------------
                                                  February              February
                                                  29, 1996              28, 1995
- --------------------------------------------------------------------------------
Land                                            $  266,301            $  266,301
Building and improvements                        1,747,930             1,574,435
Furniture, fixtures and office equipment         2,037,183             1,512,926
Computer equipment                               2,278,582             1,920,776
Assets held under capitalized leases               919,834               919,834
- --------------------------------------------------------------------------------
                                                 7,249,830             6,194,272
Less:  accumulated depreciation
 and amortization                                3,810,026             3,053,218
- --------------------------------------------------------------------------------
                                                $3,439,804            $3,141,054
- --------------------------------------------------------------------------------

     Included in building and improvements is approximately $65,000 of the interest costs which were capitalized during the period of construction of the corporate headquarters.
     Depreciation expense including depreciation of capitalized leases for the years ended February 29, 1996 and February 28, 1995 and 1994 aggregated $756,808, $615,356 and $501,098, respectively.

5.   Other Assets:

     Other assets as of February 29, 1996 and February 28, 1995 consists of the following:

- --------------------------------------------------------------------------------
                                                   1996                     1995
- --------------------------------------------------------------------------------
Net cash surrender value--life insurance     $  793,537               $  720,959
Debt issue costs--net                           407,443                  663,527
Other                                            50,335                   44,944
- --------------------------------------------------------------------------------
                                             $1,251,315               $1,429,430
- --------------------------------------------------------------------------------

6.   Revolving Credit Line:

     In February, 1988 the Company entered into an agreement with its bank, which as amended, provides for a $18,000,000 unsecured revolving line of credit at the bank's prime rate (8.25 % at February 29, 1996) with payments of interest only through May 1, 1997. Direct borrowings under lines of credit were $17,300,000 and $4,400,000 at February 29, 1996 and February 28, 1995,
respectively. The credit agreement contains various covenants including a restriction on the payment of cash dividends without the bank's consent. The Company meets all of the required covenants.
(See Note 16b)

7.   Long--Term Debt:

Long-term debt consists of the following:

- --------------------------------------------------------------------------------
                                                      February          February
                                                      29, 1996          28, 1995
- --------------------------------------------------------------------------------
Mortgage payable to bank, due in quarterly
 installments of $26,552 plus interest at
 88% of the bank's prime rate (7.26% at
 February 29, 1996) to December 1, 1999               $398,276          $504,483
Term loan payable to bank, due in monthly
 installments of $9,321 plus interest at
 the bank's prime rate to March 31, 2000               447,388                --
Non-Compete Agreement
 due in annual installments                                 --            14,500
Various capitalized equipment leases,
 interest rates ranging from 6.78% to 8.38%,
 maturing in 1997 and 1998.  Gross lease
 obligations aggregate $172,089, $85,134
 and $34,748, for each of the next three
 fiscal years, with interest thereon
 aggregating $85,252                                   206,719           387,484
- --------------------------------------------------------------------------------
                                                     1,052,383           906,467
Less:  current portion                                 373,930           311,063
- --------------------------------------------------------------------------------
                                                      $678,453          $595,404
- --------------------------------------------------------------------------------

     The mortgage payable is collateralized by land, building, and substantially all furniture and fixtures. The term loan payable is secured by a pledge of the shares of the common stock of the Company purchased with the proceeds of the loans (See Note 11). Other equipment loans are secured by the specific equipment acquired.
     Long-term debt of the Company matures as follows:

- --------------------------------------------------------------------------------
1997                                                                  $  373,930
1998                                                                     325,104
1999                                                                     246,157
2000                                                                     107,192
- --------------------------------------------------------------------------------
                                                                      $1,052,383
- --------------------------------------------------------------------------------

8.   Subordinated Convertible Notes:

     In a private placement completed on August 31, 1994, the Company issued $15 million principal amount of Subordinated Convertible Notes, which are due in $5,000,000 increments on August 31, 2000, 2001 and 2002. The notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The notes bear interest at 8.25%, payable quarterly on November 30, February 28, May 31 and August 31. The notes are convertible into shares of common stock at a conversion price of $9.00 per share. The cost of issuing these notes was $521,565 and is being amortized over the life of the notes.

     As of February 29, 1996, $6,000,000 of the notes have been converted into 666,666 shares of common stock and $9,000,000 principal amount of subordinated convertible notes remained outstanding. (See Note 16a)

                                                                          -[13]-

NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Three Years Ended February 29, 1996
- --------------------------------------------------------------------------------

9.   Capital Stock, Options and Warrants:

     On September 16, 1992, the Board of Directors approved a 5% stock dividend payable on October 21, 1992 to shareholders of record on October 1, 1992. As a result of the stock dividend, 225,153 shares were distributed, common stock was increased by $2,251, additional paid-in capital was increased by $856,145 and retained earnings was decreased by $858,396.
     On March 9, 1993, the Board of Directors approved a 5% stock dividend payable on April 12, 1993 to shareholders of record on March 22, 1993. As a result of the stock dividend, 240,319 shares were distributed, common stock was increased by $2,403, additional paid-in capital was increased by $1,529,742 and retained earnings was decreased by $1,532,145.
     On September 7, 1993, the Company's Board of Directors, declared a three for two stock split of the common stock, to be distributed on September 30, 1993 to all holders of record at the close of business on September 20, 1993. As a result of the stock split, 2,550,399 shares were distributed. All shares and per share data for all periods presented have been restated to reflect this stock split.
     A summary of activity with respect to stock options for the three years ended February 29, 1996 is as follows:

- --------------------------------------------------------------------------------
                                                            Total         Shares
                              Option       Option       Available            For
                              Shares        Price         Price    Future Grants
- --------------------------------------------------------------------------------
Balance outstanding,
 February 28, 1993            240,205    $  .90-$2.11  $  344,438        269,167
 Granted                       37,500            5.41     202,875
 Exercised                   (122,823)      .90 -2.11    (195,966)
- --------------------------------------------------------------------------------
Balance outstanding,
 February 28, 1994            154,882       .90 -5.41     351,347        241,376
 Granted                      580,950      7.25 -8.13   4,311,381
 Exercised                    (18,417)      .90 -2.11     (27,442)
- --------------------------------------------------------------------------------
Balance outstanding,
 February 28, 1995            717,415       .90 -8.13   4,635,286        410,000
 Granted                      323,000     7.38 -14.50   3,013,320
 Exercised                    (24,420)    2.11  -7.87     (99,336)
 Cancelled                    (23,023)    2.11  -7.88     (65,758)
- --------------------------------------------------------------------------------
Balance outstanding,
 February 29, 1996            992,972    $ .90-$14.50  $7,483,512         90,000
- --------------------------------------------------------------------------------

     Stock options granted to date under the Company's Key Employees Stock Incentive Plan and 1994 Stock Option Plan generally expire five years after date of grant and become exercisable in four equal annual installments commencing one year from date of grant. Stock options granted under the Company's Outside Director Stock Option Plan expire ten years after the date of grant and become exercisable in three equal annual installments on the date of grant and the succeeding two anniversaries thereof.

10.  Income Taxes:

The provision for income taxes is comprised of the following:

- --------------------------------------------------------------------------------
                                          February       February       February
                                          29, 1996       28, 1995       28, 1994
- --------------------------------------------------------------------------------
Current:
 Federal                                $5,082,876     $2,436,377     $2,679,000
 State and local                         1,107,016        461,816        775,000
Deferred:
 Federal                                   178,923        120,704         45,309
 State                                      34,476          3,427          6,000
- --------------------------------------------------------------------------------
                                        $6,403,291     $3,022,324     $3,505,309
- --------------------------------------------------------------------------------

     The components of the net deferred income tax liability, pursuant to SFAS 109, as of February 29, 1996 and February 28, 1995 are as follows:

- --------------------------------------------------------------------------------
                                                                1996        1995
- --------------------------------------------------------------------------------
Deferred Tax Assets:
   Accounts Receivable                                       $614,188   $364,588
   Inventory                                                  146,448     64,960
- --------------------------------------------------------------------------------
Total Deferred Tax Assets                                     760,636    429,548
- --------------------------------------------------------------------------------
Deferred Tax Liabilities:
   Fixed Assets                                              (8,136)   (256,293)
   Income of Interest Charge DISC                          (868,077)   (758,464)
- --------------------------------------------------------------------------------
Total Deferred Tax Liabilities                             (876,213) (1,014,757)
- --------------------------------------------------------------------------------
Net Deferred Tax Liabilities                              $(115,577)  $(585,209)
- --------------------------------------------------------------------------------
     The following is a reconciliation of the maximum statutory federal tax rate to the Company's effective tax rate:
- --------------------------------------------------------------------------------
                                                 1996           1995        1994
- --------------------------------------------------------------------------------
Statutory rate                                  35.0%          34.0%       34.0%
State and local taxes                            6.5            6.4         6.0
Other                                           (1.0)            .2         1.0
- --------------------------------------------------------------------------------
Effective tax rate                              40.5%          40.6%       41.0%
- --------------------------------------------------------------------------------

11.  Employee Benefit Plans:

     On January 13, 1987, the Company's Board of Directors approved the termination of the Company's pension plan and approved the adoption of an employee stock ownership plan (ESOP) to replace the terminated pension plan. The ESOP covers all eligible employees and contributions are determined by the Board of Directors. Contributions are in the form of cash which is utilized to acquire the Company's common stock for the benefit of participating employees. Contributions to the Plan for the years ended February 29, 1996, 1995 and 1994 aggregated $139,950, $40,666 and $99,753, respectively.
     In May 1988, the Company, on behalf of the ESOP, entered into an additional credit agreement with its bank which provides for a $2,000,000 revolving line of credit at the bank's prime rate until April 8, 2000. Direct borrowings under this line of credit are payable in forty-eight equal monthly installments commencing with the fiscal period subsequent to such borrowings. At February 29, 1996, the ESOP owned 360,810 shares at

- -[14]-

- --------------------------------------------------------------------------------

an average price of approximately $2.52 per share. At February 29, 1996, direct borrowings outstanding under the ESOP line of credit were $447,338.
     In January 1991, the Company also established a 401-K profit sharing plan to cover all eligible employees. The Company's contributions to the plan are discretionary, but may not exceed 1% of compensation. Contributions to the plan for the three years ended February 29, 1996 were $90,243, $61,519 and $46,611, respectively.

12.  Commitments:

     (a) The Company signed employment contracts (the "Contracts"), as amended, with three of its senior executives for a six year period expiring February 28, 2001. The Contracts specify a base salary of $200,000 for each officer, which shall be increased each year by the change in the consumer price index, and also entitles each of the officers to an annual bonus equal to 3.33% (10% in the aggregate) of the Company's consolidated earnings before income taxes. Benefits are also payable upon the occurrence of either a change in control of the Company, as defined, or the termination of the officer's employment, as defined. The contracts also provide for certain payments of the executive's salaries, performance bonuses and other benefits in the event of death or disability of the officer for the balance of the period covered by the agreement.
     (b) The Company leases certain office, warehouse and other properties which leases include various escalation clauses, renewal options, etc. Aggregate minimum rental commitments under noncancellable operating leases are as follows:

- --------------------------------------------------------------------------------
Fiscal 1997                                                          $661,443
Fiscal 1998                                                           614,075
Fiscal 1999                                                           571,462
Fiscal 2000                                                           524,233
Fiscal 2001                                                           445,924
Fiscal 2002                                                           148,698(i)
- --------------------------------------------------------------------------------

     Rent expense was $587,079, $450,201 and $262,985 for each of the three years in the period ending February 29, 1996.
        (i) This amount includes the last base rent lease commitment of $92,448 for the Nu Visions Manufacturing facility in Springfield, Massachusetts. The ten year lease contains buy out provisions at the end of the fifth and sixth years of $135,000 and $92,000, respectively. Alternatively, the Company could continue to occupy the premises through February 2002 at the base rental.
     (c) The Company has signed a four year consulting agreement with the former owner of Merit Electronics (see Note 3) which commenced on April 29, 1994. The agreement provides for the consultant to perform advisory services to Nu Horizons/Merit and to receive consulting fees of approximately $665,000 per annum.

13.  Major Suppliers:

     For the year ended February 29, 1996 the Company purchased inventory from two suppliers that were each in excess of 10% of the Company's total purchases. Purchases from these suppliers aggregated approximately $33,505,000.
     For the year ended February 28, 1995 the Company purchased inventory from one supplier that was in excess of 10% of the Company's total purchases. Purchases from this supplier aggregated approximately $12,400,000.
     For the year ended February 28, 1994, the Company purchased inventory from two suppliers that were each in excess of 10% of the Company's total purchases. Purchases from these suppliers aggregated approximately $19,590,000.

14.  Business Segment Information:

     The Company's operations have been classified into two business segments:
Electronic component distribution and industrial contract manufacturing. The component distribution segment includes the resale of active and passive components to various original equipment manufacturers and distributors. The industrial contract manufacturing segment consists of a subsidiary which provides electronic circuit board and harness assembly services to original equipment manufacturers. This segment began operations in September 1991.
     Summarized financial information by business segment for fiscal 1996 and 1995 is as follows:

- --------------------------------------------------------------------------------
                                                        1996                1995
- --------------------------------------------------------------------------------
Net sales:
 Electronic Component Distribution                 $195,929,559    $126,680,968
 Industrial Contract Manufacturing                    6,873,625       3,570,586
- --------------------------------------------------------------------------------
                                                   $202,803,184    $130,251,554
- --------------------------------------------------------------------------------
Operating income (loss):
 Electronic Component Distribution                  $18,038,688      $9,614,776
 Industrial Contract Manufacturing                     (214,920)       (795,629)
- --------------------------------------------------------------------------------
                                                    $17,823,769       $8,819,147
- --------------------------------------------------------------------------------
Total assets:
 Electronic Component Distribution                  $71,653,755     $49,879,311
 Industrial Contract Manufacturing                    3,805,831       2,093,295
- --------------------------------------------------------------------------------
                                                    $75,459,586     $51,972,606
- --------------------------------------------------------------------------------
Depreciation and amortization:
 Electronic Component Distribution                     $920,827        $649,591
 Industrial Contract Manufacturing                      248,989         236,644
- --------------------------------------------------------------------------------
                                                     $1,169,816        $886,235
- --------------------------------------------------------------------------------
Capital expenditures
 (including capital leases):
 Electronic Component Distribution                     $659,163        $874,722
 Industrial Contract Manufacturing                      396,395          10,016
- --------------------------------------------------------------------------------
                                                     $1,055,558        $884,738
- --------------------------------------------------------------------------------

                                                                          -[15]-

NU HORIZONS ELECTRONICS CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
Three Years Ended February 29, 1996
- --------------------------------------------------------------------------------

15.  Selected Quarterly Financial Data (Unaudited):

 -----------------------------------------------------------------------------------------------------------------------------
                                                                                 Three Month Period Ended
                                                           February 29, 1996  November 30, 1995  August 31, 1995  May 31, 1995
- ------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                        $52,928,682        $55,066,644      $50,091,805   $44,716,053
- ------------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                                     40,017,844         41,983,941       38,192,979    34,407,272
- ------------------------------------------------------------------------------------------------------------------------------
Other Operating Expenses                                           8,737,554          8,244,334        7,841,646     7,578,022
- ------------------------------------------------------------------------------------------------------------------------------
Provision For Income Taxes                                         1,648,131          2,004,226        1,651,272     1,099,662
- ------------------------------------------------------------------------------------------------------------------------------
Net Income                                                       $ 2,525,153        $ 2,834,143      $ 2,405,908   $ 1,631,097
==============================================================================================================================
Primary Earnings Per Share                                              $.29               $.34             $.30          $.21
==============================================================================================================================
Weighted Average Number Of Common And Common Equivalent
Shares Outstanding                                                 8,874,371          8,310,144        8,009,707     7,852,309
==============================================================================================================================
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                  Three Month Period Ended
                                                           February 28, 1995  November 30, 1994  August 31, 1994  May 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                        $37,150,707        $33,324,316      $31,014,574   $28,761,957
- ------------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                                     28,699,720         25,573,225       23,452,551    21,612,753
- ------------------------------------------------------------------------------------------------------------------------------
Other Operating Expenses                                           6,724,029          6,126,443        5,613,071     5,005,615
- ------------------------------------------------------------------------------------------------------------------------------
Provision For Income Taxes                                           678,276            664,892          799,232       879,924
- ------------------------------------------------------------------------------------------------------------------------------
Net Income                                                       $ 1,048,682        $   959,756      $ 1,149,720   $ 1,263,665
==============================================================================================================================
Primary Earnings Per Share                                              $.13               $.12             $.15          $.16
==============================================================================================================================
Weighted Average Number Of Common And Common Equivalent
Shares Outstanding                                                 7,849,605          7,840,474        7,843,336     7,856,465
==============================================================================================================================

16.  Subsequent Events:

     (a) Conversion of Subordinated Convertible Notes - On April 19, 1996, subsequent to the balance sheet date, $1,491,003 of the notes were converted into 165,667 shares of common stock and $7,508,997 principal amount of subordinated convertible notes remained outstanding.
     (b) Revolving Credit Agreement - On April 8, 1996, subsequent to the balance sheet date, the Company entered into a new amended and restated unsecured revolving line of credit, which currently provides for maximum borrowings of $25,000,000 at the bank's prime rate through April 8, 2000.


Independent Auditors' Report


To The Board of Directors
Nu Horizons Electronics Corp.
Amityville, New York

     We have audited the accompanying consolidated financial statements of Nu Horizons Electronics Corp. and subsidiaries. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nu Horizons Electronics Corp. and subsidiaries at February 29, 1996 and February 28, 1995, and the results of their operations and their cash flows for each of the three years in the period ended February 29, 1996 in conformity with generally accepted accounting principles.



LAZAR, LEVINE & COMPANY LLP
New York, New York
May 16, 1996


- -[16]-

Market for the Company's Common Equity and Related Stockholder Matters

- --------------------------------------------------------------------------------

     (a) The Company's common stock is traded on the NASDAQ National Market System under the symbol "NUHC". The following table sets forth, for the periods indicated, the high and low closing prices for the Company's common stock, as reported by the NASDAQ National Market System.


                                                             High           Low
- --------------------------------------------------------------------------------
Fiscal Year 1995:
 First Quarter                                              $10.75        $ 8.25
 Second Quarter                                               8.75          5.75
 Third Quarter                                                9.75          6.13
 Fourth Quarter                                               9.50          6.88
- --------------------------------------------------------------------------------
Fiscal Year 1996:
 First Quarter                                                9.38          6.50
 Second Quarter                                              11.50          7.13
 Third Quarter                                               17.25         10.50
 Fourth Quarter                                              18.88         13.00
- --------------------------------------------------------------------------------
Fiscal Year 1997:
 First Quarter (Through May 17, 1996)                        16.63         14.50


     (b) As of May 17, 1996, the Company's common stock was owned by approximately 4,500 holders of record.

     (c) The Company has never paid a cash dividend on its common stock. In addition, the Company's revolving credit line agreement prohibits, without the bank's consent, the payment of cash dividends.

Corporate Information


- --------------------------------------------------------------------------------
Officers & Directors

Irving Lubman
Chairman of the Board of Directors

Arthur Nadata
President, Treasurer and Director

Richard S. Schuster
Vice President, Secretary, Director and President -
NIC Components Corp.

Paul Durando
Vice President - Finance and Director

Harvey R. Blau
Director
Attorney at Law - Blau, Kramer, Wactlar & Lieberman P.C.
Chairman of the Board - Griffon Corporation and Aeroflex Incorporated

Herbert M. Gardner
Director
Senior Vice President - Janney Montgomery Scott Inc.
Chairman of the Board - Supreme Industries, Inc. and
Contempri Homes Inc.

David Siegel
Director
President - Quantech Electronics Corp.

Robert Valone
Vice President - Sales

Martin Drucker
Vice President - Sales - Nu Horizons International Corp.

Ben Schwartz
Vice President - Marketing

Transfer Agent and Registrar
American Stock Transfer & Trust Company
40 Wall Street, New York, New York 10005

Corporate Counsel
Blau, Kramer, Wactlar & Lieberman, P.C.
100 Jericho Turnpike, Jericho, New York 11753

Independent Auditors
Lazar, Levine & Company LLP
350 Fifth Avenue, New York, New York 10118

Annual Meeting
The Annual Meeting of Shareholders will be held on September 13, 1996 at 10:00 AM at the de Seversky Conference Center, Old Westbury, New York

Form 10-K
The Company's report on Form 10-K as filed with the Securities and Exchange Commission is available upon written request to:
Office of the Secretary, Nu Horizons Electronics Corp.
6000 New Horizons Boulevard, Amityville, New York 11701

Stock Traded:
NASDAQ National Market (NUHC)

                         Nu Horizons Electronics Corp.
- --------------------------------------------------------------------------------

                            6000 New Horizons Blvd.
                           Amityville, New York 11701
                                 (516) 226-6000

                        Web: http://www.nuhorizons.com/